Exhibit 99.1

Transition Plan FAQ

General

1.	Why is Time Inc. being sold?

Boards of publicly traded companies have a fiduciary responsibility to consider and evaluate all strategic options in order to deliver the best value to shareholders. The Time Inc. Board of Directors decided that accepting this all-cash offer from Meredith, and the immediate, certain value it provides, is in the best interests of the company and its shareholders in this dynamic media industry landscape.

2.	What is the timing of the sale?

There are customary closing conditions. We anticipate that the sale will close during the first quarter of 2018.

3.	Who is going to run Time Inc.?

Meredith’s management team is going to lead the company after the close. It is business as usual until then with our leadership team working with Meredith’s leadership team to ensure a smooth transition.

4.	Will Meredith retain all of the Time Inc. assets/brands or sell some properties?

The sales process we have underway for Time Inc. UK, Sunset, Golf and Essence will proceed as planned, although with Essence, we are now pursuing a sale of 100 percent of the brand as opposed to maintaining a minority interest. Regarding TCS, we are pausing the process and further evaluating this plan. As for the rest of the company’s portfolio, it will be up to Meredith to communicate their post-closing strategic plan for these assets. Our brands are some of the most iconic and valued in the world and there is every reason to believe that they will thrive whether their home remains under Meredith or ultimately a different owner.

5.	What is happening with the divestitures that are underway?

The sale process for Sunset, Golf, Essence and Time Inc. UK continues unaffected. We are pausing the process for TCS and further evaluating that plan. On Essence, we are now pursuing a sale of 100 percent of the brand as opposed to maintaining a minority interest.

6.	What happens to the Next 100 Transformation program and the Next 100 incentive plan?

We will continue executing against our strategy before closing and are evaluating priority and timing of initiatives. You will receive guidance from your WorkStream leads. After the close, Meredith’s management team will evaluate the overall plan and make decisions on the initiatives and incentive plan in accordance with their go forward strategy.

7.	Will the Koch brothers have any involvement or influence in the company or editorial operations?

Meredith has stated publicly in its press release and media interviews that Koch Equity Development will be a passive, silent minority investor with no influence on Meredith’s operations, its management team or editorial operations, and will not have a seat on Meredith’s Board of Directors.

Operations

8.	How do we conduct business between now and the close?

The best thing everyone can do is to continue your first rate work and focus on delivering on our promises to our consumers and advertisers. That is our professional responsibility and it is in each person’s professional best interests.

9.	Will this transaction include any reductions in the workforce?

Transactions such as this where there are redundancies in business operations often do result in some layoffs. However, keep in mind that this transaction results in a larger company with greater scale which can also present more career opportunities for individuals.

10.	Will I get credit for my Time Inc. service with the new company?

Yes. Your current service credit will transfer to the new entity and apply to all comparable benefits where service is a factor, except with respect for pension plans and equity awards.

11.	When will I know how my job is affected by the sale?

Meredith has said that it is premature to comment on specific personnel decisions.

12.	Will my manager change as a result of the sale?

Any decisions regarding post-closing staff, organizational structure and reporting relationships will be made by Meredith’s management team and communicated at the appropriate time.

13.	Will Entertainment Weekly still be moving to Los Angeles as planned during the first quarter of 2018 since the closing date is expected during the same time period?

Entertainment Weekly will continue with their move to Los Angeles during the first quarter of 2018 as planned.

14.	Do we anticipate closing some offices?

In an interview with the New York Times, Meredith stated that they had “no plans to move any editorial or sales and marketing jobs from New York” and also did not expect “for the foreseeable future” to move Time Inc. employees out of their current offices. Other than the divestures already announced that would proceed, with the exception of TCS, all other post-closing decisions regarding portfolio, location and organizational structure will be made by Meredith’s management team and communicated at the appropriate time.

15.	What happens if I am asked to relocate?

It is up to Meredith to communicate about the future of specific operational locations. We expect this will be addressed as part of transition planning.

If you are asked to relocate 50 miles or more from your current place of work and you decline, your employment is terminated and you will be entitled to the severance benefits that are applicable to you currently. This protection remains in place for 12 months from the date of close.

Benefits and Compensation

16.	Will my compensation change as a result of the sale?

Post-closing compensation decisions will be made in accordance with Meredith’s policies and practices.

17.	What happens if Meredith wishes to reduce my compensation?

If Meredith wishes to reduce your total compensation package you will have 7 days to consider and accept the new terms. If after 7 days you decide not to accept the reduced compensation package you will be entitled to resign with 14 days’ notice and receive severance calculated using your unreduced compensation. This protection remains in place for 12 months from the closing date.

If you accept the new compensation terms, the effective date of the compensation change will be 28 days from the notification date.

18.	What will the severance benefits be in the new company?

The severance benefits that are applicable to you currently will remain in effect for 12 months following the closing date. We don’t know what severance policy Meredith will have after the one-year period, but it is their stated intention to align all similarly-situated employees with the same policies.

19.	How will my severance be calculated if I am terminated after accepting a lower compensation package?

If you accept the reduction in compensation, and Meredith terminates your employment within 12 months of the effective date of the change in your compensation for reasons other than for “cause” (as defined in the Time Inc. Severance Plan for Regular Employees), you will be entitled to the severance benefits that are applicable to you currently using the pre-adjusted salary prior to the compensation reduction.

20.	Will Time Inc. establish 2018 incentive plans?

Yes. Until the closing, Time Inc. will continue to operate the business as usual. If you participate in a sales incentive program, Meredith will continue the program until June 30, 2018 when a new sales incentive plan will go into effect.

If you participate in an annual management incentive program, Meredith has advised us that they will likely migrate participants to Meredith’s management incentive plans that run from July 1 to June 30. If Meredith chooses to do so, 2018 AIP participants will be paid out pro-rata for the half year in August. First half of the year payments will be calculated as follows: if the Transaction closes on or before March 31, the bonuses will be paid out at target. If the deal closes after March 31, bonuses will be calculated using Q1 financial actuals and assuming Q2 financial achievement at target. In all cases the individual strategic components will be assumed at 100 percent achievement. Meredith will pay out AIP and ASIP bonuses no later than 60 days after June 30.

21.	What happens with my 2017 bonus that was to be paid in February of 2018?

Time Inc.’s management team has sole authority over evaluating the performance and awards for all 2017 incentive plans. That process will continue as usual and those payments will be made in the same time period.

22.	What about the merit raise in February of 2018?

If the transaction closes by March 1, 2018, Meredith’s management team will make compensation decisions for employees. If the transaction closes after March 1, 2018, the Time Inc. management team may continue the merit process as usual.

23.	How will 2018 incentive plans be paid if I am terminated?

If you participate in a sales incentive program and your employment should terminate in 2018, you will be eligible for a prorated incentive payment based on your actual results.

If you participate in an annual management incentive program, 2018 AIP participants will be paid out pro-rata for the half-year (or through the effective date of termination) in August. First half of the year payments will be calculated as follows: if the transaction closes on or before March 31, the bonuses will be paid out at target. If the deal closes after March 31, bonuses will be calculated using Q1 financial actuals and assuming Q2 financial achievement at target. In all cases the individual strategic components will be assumed at 100 percent achievement.

24.	What will happen to my health & wellness benefits?

All of the benefits Time Inc. employees enrolled in during open enrollment for 2018—medical, dental, vision and prescription drugs—will remain in effect for the entire calendar year of 2018. All other benefits and paid time off policies may be subject to change but will be maintained generally at comparable levels in the aggregate for 2018.

25.	How will my 2018 vacation be handled?

Go forward policies will be determined by Meredith’s management team as part of transition planning and communicated at the appropriate time. After closing, paid time off policies may be subject to change but will be maintained generally at comparable levels in the aggregate for 2018.

Clients and Vendors

26.	What can we tell clients and agencies about the acquisition?

All you can say is, Time Inc. entered into an agreement to be acquired by Meredith and we anticipate that the sale will occur during the first quarter of 2018.

27.	What do we communicate to existing strategic partners such as revenue relationships (e.g., distributors, platforms, licensing/retail)?

During the period before closing, it’s business as usual. We are committed to existing partnership agreements; however, if there is a significant partner issue or change in control provisions, please raise it with your EVP.

28.	What about new partnerships that are in process? What will happen to those discussions?

During the period before closing, teams may continue non-binding discussions with partners, particularly in regard to revenue opportunities. However, prior to final term sheet and signing, every deal must be reviewed by your EVP. In particular, deals with provisions such as exclusivity provisions, large marketing commitments, large payment/fee commitments and long terms, will require further evaluation by your EVP.

29.	What about essential vendor, purchasing and service contracts that must be renewed so there isn’t a disruption of service or pricing change?

It is important to continue to communicate with your EVP about the status of these negotiations. Prior to any final term sheet and commitments, these deals will have to be further evaluated.

Integration

30.	Can I reach out to my counterpart at Meredith?

We are legally required to continue to operate as separate independent competitors until the close. You must not have any contact with any Meredith employee with respect to this transaction. If a Meredith employee contacts you, please inform your manager and Human Resources.

31.	Can I share information with Meredith?

You may not disclose any competitively sensitive information or other confidential, non-public information, including any information about pricing, costs, profitability, terms, quotas, technical specifications and sales/marketing/business/product plans. You also must not discuss or agree with anyone at Meredith about prices (or other terms and arrangements) to be charged or bid to customers, or paid or offered to suppliers, or about our competitive strategy. In addition, do not request or take any comparable information from anyone else about Meredith.

32.	Can I continue to recruit for open positions on my team?

Generally yes, however, if you have an open position, you should discuss with your department head or your Human Resources partner.

33.	What will happen to freelancers/contractors who perform services for us?

All contractual arrangements with freelancers or contractors will continue in accordance with our policies and practices and their agreed upon contractual terms. If you plan to hire a new freelancer/contractor or if you need to renew a contract, please consult with your business manager and department head prior to engaging them.

Media and Investor Relations

34.	What do I do if I get a call from someone in the press?

No employee is authorized to speak to anyone in the media on or off the record. All inquiries from the media (internal or external) must be directed to Time Inc. Corporate Communications (Greg Giangrande @ 212-522-2163 or Jill Davison @ 212-522-0105).

35.	What do I do if I get a call from an investor?

No employee is authorized to speak to anyone in the investment community on or off the record. Please direct them to Time Inc. Investor Relations (Roger Clark @ 212-522-1795 and Tanya Levy-Odom @ 212-522-9225).

Important Additional Information and Where to Find It

This communication does not constitute an offer to purchase or a solicitation of an offer to sell securities of the company. The tender offer for the outstanding shares of the company’s common stock described in this communication has not yet commenced. At the time the planned tender offer is commenced, Meredith Corporation and Gotham Merger Sub, Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and the company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Those materials will be made available to the company’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Forward-Looking Statements

This document contains forward-looking statements. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors and other factors affecting the operation of the company’s businesses. More detailed information about these factors may be found in filings by the company with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. The company is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.